BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue
Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

December 11, 2006

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
    Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Hemis Corporation (the “Company”)
Amendment No. 3 to Form SB-2 Registration Statement
File No. 333-135946

In response to your comment letter dated December 5, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 3 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

Management’s Discussion and Analysis or Plan of Operations

Results of Operations, page 50

1.	Based on your disclosure, stock option compensation expense for the period ended September 30, 2005 is significantly higher than the amount for the period ended December 31, 2005. Please revise your disclosure or explain this apparent inconsistency.

RESPONSE: This is a typographical error. The amount disclosed in the MD & A has been corrected in the amended SB-2 so that the stock option compensation expense for the year ended December 31, 2005 is now disclosed as $733,333 (rather than $73,333), which is consistent with disclosures in the financial statements and footnotes.

Notes to Consolidated Financial Statements

Note E: Stock Options, page F-15

2.	We acknowledge your response to our previous comment six. Please revise your disclosure here and in MD&A to clearly disclose the business purpose for granting options that vest immediately and cannot be cancelled if services are not performed over the five-year period. We note that generally options are granted to attract and retain qualified individuals and that vesting is generally considered the mechanism to ensure that performance is attained over the requisite service period. In your disclosure, please ensure that you clearly indicate how these options are intended to retain the services of Messrs. Weiss and Meier over the five-year service period, how this service period was determined and whether you intend to issue additional options to these individuals during this period.

RESPONSE:

We have added the following disclosure under "Results of Operations" at page 50:

"On May 1, 2005 we issued options to acquire 5,000,000 shares at $0.001 per share to Bruno Weiss, our Chief Financial Officer and options to acquire 5,000,000 shares at $0.001 per share to Norman Meier, our President and Chief Executive Officer. The options were intended as compensation for five years of service pursuant to the option agreements, and the Company does not intend to issue more options to Weiss and Meier until May 2010. The options vested immediately, and are valid for a period of five years from the date of grant. These terms of the options were required by Weiss and Meier at the time they entered into the option agreements and agreed to provide services to us, and we determined that it was necessary to agree to these terms in order to retain the services of Mr. Meier and Mr. Weiss. Performance will be reviewed and additional rewards will be determined in May 2010, after the options expire."

We have also revised our footnote disclosure to clearly indicate how these options are intended to retain the services of the officers, how the service period was determined and whether the Company intends to issue additional options to the officers before the five-year service term expires.

Part II – Information Not Required In The Prospectus

Recent Sales of Unregistered Securities, page 58

3.	Please revise your disclosure here, in MD&A and in your interim financial statements to clarify whether the amounts associated with the 900,000 shares of common stock issued to Hudson Capital Corporation in November 2006 were accrued at September 30, 2006. In your disclosure, please indicate the date, nature, and dollar amounts of the milestones Hudson achieved.

RESPONSE: The disclosure has been updated throughout the Registration Statement. The disclosure under Recent Sales of Unregistered Securities now reads:

"On November 14, 2006 we issued 900,000 common shares to Hudson Capital Corporation as a bonus. The bonus was awarded in part as compensation to Hudson Capital to agree to remove the specific targets and entitled to stock bonuses based on corporate milestones as set out in a consulting agreement dated May 1, 2006 and also to compensate Hudson Capital for certain services it provided in October and November 2006, including introduction to German newsletter writers, research analysts and corporate communications consultants. The shares were issued at $0.95 per share, the fair market value at the time of the issuance.

The fair value of the 900,000 shares was not accrued as compensation expense as of September 30, 2006 because the shares were issued in connection with modification of the existing consulting agreement and for services rendered to the Company under that agreement subsequent to September 30, 2006. Accordingly, the fair value of the common shares issued was charged to operations subsequent to September 30, 2006. We believe our accounting for equity issued to non-employees is reasonable and in accordance with U.S. generally accepted accounting principles.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC